Exhibit 21.1

List of Subsidiaries

1.	Harbin Tech Full Electric Co., Ltd., a company organized under Chinese laws.

2.	Advanced Electric Motors Inc., a Delaware company.

3.	Shanghai Tech Full Electric Co., Ltd., a company organized under Chinese laws.

4.	Weihai Hengda Electric Motor (Group) Co. Ltd., a PRC company.